FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2005

Commission File Number 000-26165

IQ POWER AG
(Translation of registrant’s name into English)

Baarerstr. 137 CH-6300 Zug Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

iQ POWER AG

Date: December 7, 2005	By: /s/ Peter E. Braun Peter E. Braun Chief Executive Officer

iQ Power: Groundbreaking in South Korea for
Construction of the World’s Most Modern and Innovative
Battery Factory

7 December 2005, Gwangju/South Korea, Zug/Switzerland – For iQ POWER AG (OTCBB: IQPOF, Frankfurt: IQPB) and iQ POWER Asia Inc., Tuesday’s formal groundbreaking ceremony marked yesterday’s official start of construction on the most modern battery factory in the world. This first facility for the manufacturing of iQ POWER’s innovative, electronically managed car batteries, will go up next year on an approximately 36,000-square-meter industrial site in the South Korean high-tech center of Gwangju, a city of a million people.

In accordance with the memorandum of understanding (MOU) that iQ POWER signed with the city of Gwangju in May of this year, iQ POWER Asia Inc.‘s equivalent Euro investment will range in the double-digit millions. Some 160 highly qualified Korean workers will be employed in this Korean plant in its first stage of expansion. This new facility will start operations in the coming year producing an initial annual volume of a good three million intelligent batteries (smart batteries).

In attendance at the ceremony were the lord mayor and city council of Gwangju, as well as over 350 invited guests, including high-ranking military representatives and top managers from the Korean automobile industry.

iQ POWER Asia Inc., which is building this new plant, is a joint venture between the Swiss technology company iQ Power and a Korean industrial consortium. The Swiss organization holds a 40-percent stake in the joint company iQ POWER Asia Inc. Swiss

iQ Licensing AG will provide the technology for these bold new products and also holds the patents. The licensing company is a wholly owned subsidiary of iQ POWER AG.

_________________

Please visit www.iqpower.com.

Further	Peter E. Braun
Information:	President of the iQ Power AG Board of Directors
TEL +41-41-7666-900
FAX +41-41-7666-940
E-Mail: peter.braun@iqpower.com

The following is a “safe harbor” statement under the private Securities Litigation Reform Act of 1995: Information published by iQ Power contains forward-looking statements regarding anticipated developments and agreements related to iQ Power’s Korean joint venture. These forward-looking statements address future events and conditions and involve inherent risks and uncertainties that may cause actual results to differ materially from anticipated results. Such risks and uncertainties include, but are not limited to, risks associated with iQ Power’s ability to achieve the objectives of its business strategy, iQ’s ability to raise additional financing on acceptable terms to fund its strategic plan, the accuracy and sufficiency of iQ’s anticipated operating budget to implement its strategic plan, risks related to the production and commercialization of the MagiQ battery, the ability of the Korean joint venture to effectively manufacture and market products using iQ technologies, iQ’s ability to generate revenue from the sale of its battery and energy management products and through licensing its technologies. The reader is cautioned not to place undue reliance on forward-looking statements